Exhibit (h)(5)

October 30, 2008

Natixis Funds Trust II

399 Boylston Street

Boston, MA 02116

Re:	Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

Natixis Asset Management Advisors, L.P. (“Natixis Advisors”) notifies you that it will waive its management fee (and, to the extent necessary, bear other expenses of the Fund) through April 30, 2009 to the extent that expenses of each class of the Fund, exclusive of acquired fund fees and expenses, brokerage, interest, taxes, and deferred organizational and extraordinary expenses, would exceed the following annual rates:

Name of Fund	Expense Cap
October 31, 2008 through April 30, 2009:

Vaughan Nelson Value Opportunity Fund*	1.40%for Class A shares 2.15%for Class C shares 1.15%for Class Y shares

*	Vaughan Nelson Investment Management, L.P. and Natixis Asset Management Advisors, L.P. have agreed to bear the waiver jointly on a pro rata basis relative to their advisory and sub-advisory fees, respectively.

With respect to the Fund, Natixis Advisors shall be permitted to recover operating expenses it has borne subsequent to the effective date of this agreement (whether through reduction of its management fee or otherwise) in later periods to the extent that a Fund’s total annual fund operating expenses fall below the annual rates set forth above. Provided, however, that the Fund is not obligated to pay any such deferred fees more than one year after the end of the fiscal year in which the fee was deferred.

During the period covered by this letter agreement, the expense cap arrangement set forth above for the Fund may only be modified by a majority vote of the “non-interested” Trustees of the Trust.

For purposes of determining any such waiver or expense reimbursement, expenses of the class of the Fund shall not reflect the application of balance credits made available by the Fund’s custodian or arrangements under which broker-dealers that execute portfolio transactions for the Fund agree to bear some portion of the Fund’s expenses.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

Natixis Asset Management Advisors, L.P.

By Natixis Distribution Corporation, its general partner

By:	/s/ Coleen Downs Dinneen
Coleen Downs Dinneen

Title:	Executive Vice President, General Counsel, Secretary & Clerk